UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ECO-TEK GROUP, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

27887Y 106
(CUSIP Number)

Stephen William Tunks
15-65 Woodstream Boulevard
Woodbridge, Ontario, Canada L4L 7X6
Telephone: (877) 275-2545
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 11, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Stephen W. Tunks

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
IN

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
Canada

| 7 | Sole Voting Power
5,000,000 shares of common stock and 1,000 Series A Preferred Stock shares, which can vote 51% of the Company’s total voting shares (equal to 261,404,281 voting shares as of the date of this filing)
Number of
Shares Bene-
ficially	| 8 | Shared Voting Power
Owned by Each	0
Reporting
Person With	| 9 | Sole Dispositive Power
5,000,000 shares of common stock

10 | Shared Dispositive Power
N/A

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
5,000,000 shares of common stock and 1,000 Series A Preferred Stock shares, which can vote 51% of the Company’s total voting shares (equal to 261,404,281 voting shares as of the date of this filing)

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
2% of the Company’s common stock, 100% of the Series A Preferred Stock of the Company and 52% of the Company’s total voting shares

| 14 |	Type of Reporting Person
IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Eco-Tek Group, Inc. (the “Company”).  The principal executive offices of the Company are located at 15-65 Woodstream Boulevard, Woodbridge, Ontario, Canada L4L 7X6.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by Stephen W. Tunks an individual. Mr. Tunks is the Chief Executive Officer and Director of the Company.

(d)-(e)  During the last five years, Mr. Tunks: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Tunks is a citizen of Canada.

Item 3. Source of Amount of Funds or Other Compensation

On July 31, 2013, Mr. Tunks purchased 5,000,000 shares of the Company’s common stock from a third party in a private transaction for $0.000168 per share or $840 in aggregate.

On September 11, 2013, Mr. Tunks entered into a voting agreement with Luciana D’Alessandris, Jim Vogiatzis, Michael Zitser and Sergey Kartsev (the “Series A Holders”), who each held 250 shares of the Company’s Series A Preferred Stock providing them the right in aggregate to vote 51% of the vote on all shareholder matters.  Pursuant to the voting agreement, Mr. Tunks paid $10 and the Series A Holders provided Mr. Tunks the right to vote the Series A Preferred Stock on any and all matters, in his sole discretion, until such time as (a) Mr. Tunks no longer serves as a director of the Company, or (b) Mr. Tunks provides 10 days written notice to the Series A Holders.

Item 4. Purpose of Transaction

Mr. Tunks acquired the securities for investment purposes.  Depending on general market and economic conditions affecting the Company and other relevant factors, Mr. Tunks may purchase additional securities of the Company or dispose of some or all of the securities from time to time in open market transactions, private transactions or otherwise.

Mr. Tunks also acquired the securities of the Company in a transaction which may relate to or result in:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Mr. Tunks does not have any immediate plans or proposals which relate to or result in:

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5. Interest in Securities of the Issuer

(a)
Mr. Tunks beneficially owns 5,000,000 shares of common stock and 1,000 Series A Preferred Stock shares, which can vote 51% of the Company’s total voting shares (equal to 261,404,281 voting shares as of the date of this filing).

(b)
Mr. Tunks holds the sole power to vote and direct the vote of all 5,000,000 shares of common stock and 1,000 Series A Preferred Stock shares which he beneficially owns.  Mr. Tunks holds the sole power to dispose and to direct the disposition of 5,000,000 shares of common stock.

(c)	See Item 3, above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 5,000,000 shares of common stock held by Mr. Tunks.

(e)	N/A

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

On September 11, 2013, Mr. Tunks entered into a voting agreement with Luciana D’Alessandris, Jim Vogiatzis, Michael Zitser and Sergey Kartsev (the “Series A Holders”), who each held 250 shares of the Company’s Series A Preferred Stock providing them the right in aggregate to vote 51% of the vote on all shareholder matters.  Pursuant to the voting agreement, Mr. Tunks paid $10 and the Series A Holders provided Mr. Tunks the right to vote the Series A Preferred Stock on any and all matters, in his sole discretion, until such time as (a) Mr. Tunks no longer serves as a director of the Company, or (b) Mr. Tunks provides 10 days written notice to the Series A Holders.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description
99.1(1)	Voting Agreement (September 11, 2013) – Stephen W. Tunks, Luciana D’Alessandris, Jim Vogiatzis, Michael Zitser and Sergey Kartsev

(1)	Filed as an Exhibit to the Company’s Quarterly Report on Form 10Q, filed with the Commission on November 19, 2013, and incorporated by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2013

By:	/s/ Stephen W. Tunks
Stephen W. Tunks